Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004-1980

Tel: 212.859.8000

Fax: 212.859.4000

Direct Line: 212.859.8735 Fax: 212.859.4000 levitmi@ffhsj.com

February 14, 2006

Pamela A. Long

Assistant Director

Division of Corporate Finance

Andrew P. Schoeffler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pregis Corporation (the “Company”)

Registration Statement on Form S-4

File No. 333-130353 and 333-130353-01 through 04

(the “Registration Statement”)

Dear Ms. Long and Mr. Schoeffler:

This letter sets forth the response of the Company to the comment letter, dated January 12, 2006, of the staff of the Division of Corporate Finance (the “Staff”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being filed with Amendment No. 1 to the Company’s Registration Statement (the “Amendment”).

General

1.	If you intend to rely on the position the staff took in Exxon Capital Holdings Corporation (May 13, 1988) and subsequent related no-action letters, please provide us with a supplemental letter indicating that you are registering your exchange offer in reliance on our position contained in these letters and also include the representations contained in Morgan Stanley & Co., Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993).

Response: The Company has provided a supplemental letter in response to this comment. The letter was filed on EDGAR on February 14, 2006.

A Delaware Limited Liability Partnership

New York  •  Washington  •  London  •  Paris  •  Frankfurt

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

2.	To the extent additional subsidiaries of your company come into existence and are made guarantors on the notes prior to the expiration of your exchange offer, please confirm to us that you will update the registration statement to revise the facing page, the financial statements and the signature pages accordingly.

Response: The Company confirms that it will update the Registration Statement to revise the facing page, the financial statements and the signature pages to the extent that additional subsidiaries of the Company come into existence and are made guarantors on the notes prior to the expiration of the exchange offer.

3.	Please disclose the information required by Item 19(a)(4) of Form S-4.

Response: The Company does not believe that any disclosure is required by Item 19(a)(4) of Form S-4. In particular, the Company has confirmed that none of the affiliates of the Company or the co-registrants have owned, currently own or intend to own (prior to the consummation of the exchange offer), either the outstanding notes or the exchange notes.

Cover Page of Prospectus

4.	Your cover page contains information that is not required by Item 501 of Regulation S-K and is not key to an investment decision. Please revise to reduce the amount of information on your cover page.

Response: The Company has reduced the amount of information on the cover page of the prospectus in response to this comment.

5.	As currently represented, your exchange offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the 20th business day following the commencement of your exchange offer. See Question and Answer 8 set forth in SEC Release 34-16623 (March 5, 1980). Please supplementally confirm that your exchange offer will be open at least through midnight on the 20th business day. See Rule 14d-1(g)(3) of the Exchange Act.

Response: The Company confirms that the exchange offer will be open at least through midnight on the 20th business day following the commencement of the exchange offer. In addition, the Company has changed the expiration time of the exchange offer from 5:00 p.m. to 12:00 a.m. Please see the prospectus cover page and pages 6, 89 and 93.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

Table of Contents, Page i

6.	Please delete the glossary of terms. In this regard, we note that these definitions should be clear from the context so that investors are not required to learn a new vocabulary. In addition, please revise the forepart of your registration statement to remove or revise other definitions that are not clear the context. For example, see the defined terms “GPP” and “ESP” on page 1.

Response: The Company has deleted the glossary of terms. In addition, in response to this comment, the Company no longer uses the terms “GPP,” “ESP,” “PHI” and “Holdings” but uses their fuller names instead: “Global Protective Packaging,” “European Specialty Packaging,” “Pregis Holding I” and “Pregis Holding II”.

Where You Can Find More Information, page iii

7.	Please relocate this section and the section entitled “Cautionary Note Regarding Forward-Looking Statements” to more appropriate locations in your prospectus, as the prospectus summary should immediately follow the table of contents.

Response: The Company has relocated the section entitled “Where You Can Find More Information” to after the section entitled “Plan of Distribution” and relocated the section entitled “Cautionary Note Regarding Forward-Looking Statements” to after the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please see pages 67 and 206.

8.	We note the disclosure in the fourth and fifth sentences of the first paragraph. The disclosure in your prospectus regarding any contract, agreement or other document should be materially complete. Please revise accordingly.

Response: The Company has deleted the fourth and fifth sentences of the first paragraph in response to this comment. Please see page 206.

Cautionary Note Regarding Forward-Looking Statements, page iv

9.

Please delete the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. The safe harbors for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 do not apply to company statements made in connection with a tender offer or made by a registrant that is not subject to the reporting requirements of either Section 13(a) or Section 15(d) of the Exchange Act. Please either delete the safe harbors reference or state that the safe harbor does not apply to those statements made in connection with your exchange offer. See Sections 27A(b)(2)(C) and (D) of the Securities Act and

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

Sections 21 E(b)(2)(C) and (D) of the Exchange Act.

Response: The Company has deleted the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act in response to this comment. Please see page 67.

Prospectus Summary, page 1

10.	Please revise to provide a more balanced description of your business, including a discussion of your leveraged position.

Response: The Company has revised the section entitled “Prospectus Summary” to add a new subsection entitled “Risk Factors,” which includes, among other things, a discussion of the risks relating to the Company’s leveraged position. In addition, the Company has added a new subsection entitled “Recent Developments.” Please see pages 2 and 3.

The Sponsor, page 4

11.	Please revise this section to eliminate the disclosure that does little more than market AEA and its business.

Response: The Company has revised this section in response to this comment. Please see page 5.

Interest, page 7

12.	Please quantify the interest rate on the floating rate notes as of the most recent practicable date.

Response: In response to this comment, the Company has added disclosure of the specific interest rate on the senior secured floating rate notes as of January 15, 2006, which is the last date on which the interest rate was adjusted. Please see page 8.

Collateral for Senior Secured Floating Rate Exchange Notes, page 8

13.	Please provide the book value of the assets that are securing the exchange notes as of the date of the latest financial statements in the prospectus. You should update this figure in your subsequent periodic reports for as long as the exchange notes are secured.

Response: The Company has added the requested disclosure on page 10. In addition, the Company confirms that it will update this figure in its annual reports on Form 10-K for as long

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

as the exchange notes are secured, except that it will also update the figure in its quarterly reports on Form 10-Q when there have been material changes in the figure.

14.	We note that all of the capital stock or other securities of your and the guarantors’ existing or future direct or indirect domestic subsidiaries and 66% of the stock or other securities of your and the guarantors’ existing and future direct foreign subsidiaries but only to the extent that the inclusion of such capital stick or other securities will mean that the par value, book value as carried by the subsidiaries or market value (whichever is greater) of any such capital stock or other securities of any subsidiary is not equal to or greater than 20% of the aggregate principal amount of senior secured floating rate exchange notes outstanding. Based on the nature of this collateral agreement, we believe that a clear understanding of the collateral pool is necessary. Please revise MD&A to address the following, in the Form S-4 and in subsequent exchange act filings:

•	Provide a reasonable description of the collateral clause.

•	List each company that constitutes collateral under the agreement.

•	List each company that does not constitute collateral under the agreement.

•	Disclose how you determined the book value and market value of each company.

•	Disclose the book value and market value of each company.

•	Disclose the amount of changes in the values for each company that could result in that company moving into, or out of the collateral pool and address any known trends in this regard.

Response: The Company has added a new subsection in MD&A at page 60 entitled “Collateral for the Senior Secured Floating Rate Notes.” This new subsection outlines which assets are included in the collateral pool for the senior secured floating rate notes.

The collateral includes a pledge of (1) 100% of the capital stock of the Company’s domestic subsidiaries and (2) 66% of the capital stock of the Company’s direct foreign subsidiaries, but in each case only to the extent that the par value, book value or market value of such capital stock of any subsidiary is not equal to or greater than 20% of the aggregate principal amount of the senior secured floating rate notes.

Overall, before giving effect to the 20% clause, the capital stock of only four subsidiaries needs to be pledged under the collateral agreement, including three domestic subsidiaries and one foreign subsidiary. The Company has only three domestic subsidiaries, all of whose stock is pledged: Pregis Management Corporation, Pregis Innovative Packaging Inc. and Hexacomb Corporation. In addition, although the Company has over 25 foreign subsidiaries, the collateral agreement only requires the stock of the Company’ direct foreign subsidiaries to be pledged, and

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

the Company only has one direct foreign subsidiary – Pregis (Luxembourg) Holding S.àr.l. (which itself owns the remainder of the Company’s foreign subsidiaries). Accordingly, the only foreign subsidiary whose stock needs to be pledged is 66% of the stock of Pregis (Luxembourg) Holding S.àr.l. Therefore, only four subsidiaries may enter or exit the collateral pool as a result of the 20% clause, and the Company has included in the MD&A a chart which shows the book value and market value of these four subsidiaries. The book value and market value of the Company’s other foreign subsidiaries are not relevant to an investor because, since they are not direct subsidiaries of the Company, they will never be in the collateral pool, whether or not they grow or shrink, so the Company has no need to track their book value or market value for purposes of evaluating the collateral pool.

In addition, as disclosed on page 61 of the Amendment, the Company will use the purchase price paid in the Acquisition for the guarantors and subsidiaries constituting collateral for the senior secured floating rate notes as a basis for determining the market value of their capital stock as of December 31, 2005, and intends to use a multiple of EBITDA to determine such value for future annual periods. The Company is currently in the process of determining the fair value of the assets and liabilities related to these entities, for purposes of calculating purchase price allocation in accordance with SFAS No. 141. Once this allocation of fair value to assets and liabilities is finalized, a market value of the capital stock can be derived as of December 31, 2005.

Summary Historical Financial and Other Data, page 12

15.	We have the following comments regarding your use of EBITDA.

•	Based on your disclosures, it is unclear whether you also use EBITDA to evaluate your liquidity. In this regard, we note your disclosures that “We believe that issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.” and “Moreover, EBITDA does not necessarily indicate whether cash flows will be sufficient to fund cash needs, including debt service obligations.” Please delete these statements and all other references to EBITDA as a liquidity measure unless you use this non-GAAP measure in this manner. If you do use the non-GAAP measure EBITDA as a liquidity measure, please revise your disclosures to clarify this fact and reconcile your non-GAAP liquidity measure to your most directly comparable GAAP liquidity measure.

•	With regard to your use of EBITDA a performance measure, expand your discussion to address all of the disclosures required by Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. Specifically, include:

•	the economic substance behind your decision to use such a measure;

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

•	the material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure. In this regard, you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure; and

•	the manner in which you compensate for these limitations when using the non-GAAP measure.

Response: The Company has deleted statements which suggest that EBITDA is being used as a liquidity measure. In addition, the Company has significantly expanded its discussion of the use of EBITDA as a performance measure to address all of the disclosures required by Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. Please see pages 14 and 15.

Risk Factors, page 14

16.	Please delete the second and third sentences of your introductory paragraph, as you must disclose all risks that you believe are material at this time and may not qualify your risk factor disclosure by referring to unknown risks. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

Response: The Company has deleted the third and fourth sentences of the introductory paragraph in response to this comment. Please see page 16.

Our substantial indebtedness could adversely affect…, page 14

17.	We note your disclosure in the last paragraph of this risk factor. Please quantify your annual debt service costs and the impact of an interest rate change on these costs. For example, what would be the impact of a one percent increase in your interest rates?

Response: The Company has added disclosure on page 16 which addresses this comment.

We are a holding company, page 16

18.	Please describe in greater detail the restrictions referenced in the last sentence of this risk factor.

Response: The Company has added additional disclosure on page 18 with respect to this comment.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

You may have difficulty selling the outstanding notes..., page 19

19.	We note the disclosure in the last paragraph. Please disclose the risk in under this subheading, rather than refer investors to the relevant section of your prospectus.

Response: The Company has deleted the cross-reference to the section entitled “The Exchange Offer” in response to this comment and has revised the risk factor accordingly. Please see page 21.

Rights of holders in the collateral may be adversely affected…, page 20

20.	If material, please provide the book value of the collateral that is subject to the “one-action rule.”

Response: The Company has added the requested disclosure on page 22.

You may face foreign exchange risks or tax consequences..., page 23

21.	The risk relating to tax consequences appears to be a material risk that should be disclosed under its own descriptive subheading. In addition, you should discuss this risk under the new subheading, rather than refer investors to the relevant section of your prospectus. Please revise accordingly.

Response: The Company has added a separate risk factor entitled “You may face tax consequences as a result of investing in the senior secured floating rate notes.” Please see page 25.

We face competition..., page 24

22.	Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or any offering.” It appears that the risk described under this subheading could apply to nearly any issuer. Please revise to clearly explain how this risk specifically applies to you. Please also comply with this comment in risk factors 27, 28, 29, 30, 31, 32, 34, 36, 39 and 40.

Response: The Company has revised risk factors 26, 27, 28, 29, 30, 32, 34, 36, 39 and 40 in response to this comment. In addition, the Company has deleted risk factor 31 in its entirety. Please see pages 26 through 31.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

The cost of complying with laws relating to the protection…, page 27

23.	Please quantify the risk discussed in this risk factor.

Response: The Company has added the requested disclosure on page 30.

The Acquisition, page 31

24.	Please file each of the agreements discussed in this section as an exhibit to your registration statement.

Response: The Company respectfully submits that, for the following reasons, it does not believe that any of the agreements discussed in the section entitled “The Acquisition” constitutes a “material contract” for purposes of and within the meaning of Item 601(b)(10) of Regulation S-K (except for the stock purchase agreement which has been filed as an exhibit). Therefore, the Company believes that none of them is required to be filed as an exhibit to the Registration Statement.

Lease Agreement – This lease agreement allows the Company’s senior management team to remain in Pactiv’s headquarters building for a limited period of time and does not relate to any of, or any portion of, the Company’s manufacturing or warehouse facilities or property described in the Registration Agreement. Its term is short and the agreement will expire soon.

Licensing Agreements – The trademark license agreement regarding the Hefty Express® brand name relates to one specific product line of the Company, shipping mailers, which historically contributed an immaterial amount (less than $5 million) to the Company’s annual sales. As such, this agreement is not about a patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent. The other license agreement, which allows Pactiv to continue to use certain patents that are owned by the Company, is mainly for the benefit of Pactiv and has little, if any, bearing on the Company’s business or results of operations.

Distribution Agreement – The subject of this agreement, distributing certain food-packaging products in Europe on a non-exclusive basis, does not involve a major part of the Company’s products or business.

Purchase Agreements – The products that are the subject of these agreements constitute an insignificant portion of the Company’s annual cost of sales and sales. Further, the pricing terms contained in the purchase agreements to buy and sell certain products from and to Pactiv are substantially similar to the pricing terms for the products reflected in the Company’s historical results. Therefore, these agreements are expected to have an immaterial impact on the Company’s results of operations.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

Transition Services Agreement – Under the transition services agreement, Pactiv will provide the Company with certain identified human resource management, financial and accounting, information and telecommunications and other services. The agreement does not directly affect or relate to the Company’s operations or business and only impacts the Company during a short transition period. It is not a contract upon which the Company’s business is substantially dependent.

Non-Competition Agreement – The Company does not believe that this agreement, which restricts Pactiv’s ability to compete with the Company for a limited period of time (subject to certain exceptions), is material to the Company’s business. Management does not believe that the Company will realize any significant cost or pricing differential as a result of this agreement or that the Company’s business will substantially depend on this agreement.

Note (3) to the Unaudited Pro Forma Condensed Balance Sheet, page 35

25.	We note that the final purchase price allocation has not been made and that currently the excess purchase price over the fair value of net assets acquired has been allocated to goodwill. Please expand your disclosure to provide a sensitivity analysis so that a reader can understand the impact on your pro forma results of operations if any of the purchase price is allocated to tangible or intangible assets and the effects of amortization periods assigned to these assets.

Response: The Company has added additional disclosure on page 39 with respect to this comment.

26.	As indicated in Note 11 to Pregis’ audited financial statements on page F-18 we note that the United States employees of GPP are participants in Pactiv’s United States pension plan and since GPP is not a sponsor of these plans all of the assets and liabilities of these plans are accounted for in Pactiv’s financial statements. We also note that the historical financial statements of Pregis include the pension expense allocated to it by Pactiv. Please clarify whether the United States employees of GPP will continue to participate in Pactiv’s United States Pension Plan. Address the need to provide any material pro forma adjustments with regard to whether or not these employees will continue to participate in Pactiv’s pension plans.

Response: The Company supplementally informs the Staff that the United States employees of Global Protective Packaging ceased to participate in Pactiv’s United States pension plan at the time of the consummation of the Acquisition. These employees are still entitled to the benefits that had vested under the Pactiv plan; however, any subsequent cost or liability of the Pactiv plan

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

will be borne by Pactiv. Subsequent to the Acquisition date, these employees were eligible to participate in the new 401(k) defined contribution plan sponsored by the Company. The Company estimates that its contribution to the Pregis 401(k) plan will be substantially comparable to its historical expense allocation from the Pactiv pension plan. Therefore, the Company has concluded that no pro forma adjustment is required.

27.	Expand your disclosures to clarify how the Transition Services and Lease Agreements with Pactiv, Non-Competition Agreement and Purchase Agreements have impacted your pro forma financial statements. If these agreements have not impacted your pro forma financial statements, indicate why not.

Response: The Company supplementally informs the Staff that these agreements with Pactiv have not impacted the Company’s pro forma financial statements for the following reasons:

Transition Services and Lease Agreements – The costs related to the support services and lease rental set forth in these agreements are comparable to the historical costs allocated by Pactiv, and therefore already reflected, in the historical financial statements of the Company.

Non-Competition Agreement – The Company will continue to operate in a competitive environment. Therefore, management does not believe that the Company will realize any significant cost or pricing differential as a result of the Non-Competition Agreement with Pactiv.

Purchase Agreements – The products that are the subject of these agreements constitute an insignificant portion of the Company’s annual cost of sales and sales. Further, the pricing terms contained in the purchase agreements to buy and sell certain products from and to Pactiv are substantially similar to the pricing terms for the products reflected in the Company’s historical results.

28.	Expand your disclosures to clarify why the Employment Agreements and Equity Plans on pages 71 and 72 do not appear to have impacted your pro forma financial statements.

Response: The Company supplementally informs the Staff that the Employment Agreements did not impact its pro forma financial statements, since the annual compensation of the employees covered by these agreements is not materially different from their compensation received prior to the Acquisition. As disclosed in the financial statements, Pactiv provided stock options to certain employees which were accounted for in accordance with APB No. 25, “Accounting for Stock Issued to Employees.” The grants were made at fair value; therefore, no compensation expense was recognized in the historical period. Subsequent to the Acquisition, Pregis Holding I granted options to certain members of management under the 2005 stock option plan. All option grants contained exercise prices in excess of fair value. The Company adopted APB No. 25 to account for the option grants, and as a result, there will not be any compensation expense

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

associated with these grants. On January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payments.” All options grants to employees made after this date will be valued using a Black Scholes model and the resulting expense will be recognized over the vesting period. On February 6, 2006, Pregis Holding I granted 662.22 options to the Company’s new Chief Executive Officer. We have not yet determined the amount of additional compensation expense associated with this grant. In December 2005, Pregis Holding I also adopted an employee stock purchase plan. In February 2006, shares were offered for sale under this plan to certain management employees at fair value; therefore, the Company does not expect to recognize compensation expense related to this plan. The Company has added an additional footnote to its pro forma income statements to discuss the impact of these plans. Please see page 45.

Selected Combined Financial and Other Data, page 43

29.	Please revise to provide the data for your fiscal year ended December 31, 2000. See Item 301(a) of Regulation S-K.

Response: The Company intends to file an amendment to the Registration Statement which will include audited financial statements for the year ended December 31, 2005. This amendment will include selected financial data for the five years ended December 31, 2005.

30.	Disclose your pro forma Ratio of Earnings to Fixed Charges as required by Item 503(d) of Regulation S-K or tell us why such information is not required.

Response: Because the pro forma ratios of earnings to fixed charges for the fiscal year 2004 and the nine months ended September 30, 2005 were less than 1:1, in response to this comment, the Company has disclosed the additional earnings that would have been required to achieve a pro forma ratio coverage of 1:1 for these periods. Please see pages 46 and 47.

Comparison of nine months ended September 30, 2005 and September 30, 2004, page 48

31.	Your results of operations discusses two or more factors that contributed to year over year changes in line items, however your discussions should quantify each of the factors. In this regard, you disclose that the SG&A increased as a result of higher employee costs and legal expenses, however your discussion does not quantity the impact of these factors that contributed to the year over year increase. Refer to FRR No. 36 - 501.04. Additionally disclosure further details about the litigation you refer to, how much you have accrued to date and any additional charges you expect to incur for this litigation.

Response: The Company has added the requested disclosure on page 53.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

32.	Since your segment footnote discloses that management evaluates various income statement line items, including operating income or loss by segment, please revise to provide related MD&A segment discussion. Analysis of segment data where a segment contributes in a disproportionate way to income or loss should be presented pursuant to Codified FRR 501.06.a. Known trends, demands, commitments, events or uncertainties within a segment among the factors used by management to evaluate that segment should be discussed in MD&A. This comment is also applicable to your comparison of the three years ended December 31, 2004.

Response: The Company has added the requested disclosure on pages 52 through 56.

33.	We note that since 2002 your margins have been slowly decreasing. Tell us and expand your disclosure to discuss the factors that have contributed to this gradual decrease in margins. Your current disclosure only discusses rising raw material costs, however, these costs appear to be offset by cost savings from your restructuring program.

Response: The Company has added disclosure in response to this comment under the subsection entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Principal Factors Affecting Our Results of Operations.” Please see page 49.

34.	With regards to your 2004 restructuring program, MD&A should be revised to include the following:

•	A complete description of the program identifying the specific activities that were affected, the assets that were written off and quantification of the employees that will be terminated or relocated.

•	If anticipated reductions in costs are reasonably likely to be offset to some degree by reduced revenues or increases in other expenses, this should be discussed and quantified to the extent practicable.

•	Where benefits of the restructuring are not realized in the amounts or periods originally anticipated, MD&A should discuss the causes and consequences of not realizing the benefits.

Response: The Company has added the requested disclosure on page 53.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

Prospective, page 52

35.	Please disclose whether you are in compliance with the restrictive covenants under your credit facility, senior secured notes and senior subordinated notes and the impact these will have on your interest expense.

Response: The Company has added the requested disclosure on pages 59 and 60.

In addition, the Company has added disclosure under “Contractual Obligations” on page 64 which shows expected future interest expense under these instruments.

Use of Adjusted EBITDA, page 55

36.	We note that you present Adjusted EBITDA because “Consolidated Cash Flows” is a material component of certain covenants contained in your indentures and because Adjusted EBITDA is a measure used to evaluate the Company’s performance. Please revise your disclosure for the following information regarding your presentation of Adjusted EBITDA:

•	Debt covenant measure: You indicate that you have presented Adjusted EBITDA because it is a material component of certain covenants and you believe such covenants are material. Since you believe these covenants are material, please identify and present the material covenants. For example, you should present the ratio of Consolidated Cash Flows to interest expense. You should discuss how your calculated ratio compares to the covenant threshold of 2.1. If your ratio is less than 2.1 you should discuss what you mean by “only if the indebtedness falls into specified baskets.” Your disclosure should not present “Consolidated Cash Flows” (i.e. Adjusted EBITDA) as this measure is only a component of your material covenants. In addition, you must provide the disclosures required by Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

•

Performance measure: You must meet the burden of demonstrating the appropriateness and usefulness of this non-GAAP measure. Supplementally demonstrate the appropriateness of restructuring charges, pension expense and estimated incremental savings from your non-GAAP performance measure. Clarify whether you believe these charges are non-recurring or recurring and with reference to Item 10(e) of Regulation S-K and The Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003, demonstrate the appropriateness of using your non-GAAP measure as a performance measure. If you are able to demonstrate the appropriateness of this non-GAAP measure, expand your

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

disclosures to provide a comprehensive discussion that identifies the substantive reasons why you believe your non-GAAP measure provides useful information to investors. Your revised disclosure should specifically address how your elimination of any restructuring charges, pension expense or incremental savings could result in a meaningful performance measure. If you are able to meet this burden of demonstrating the usefulness of this non-GAAP measure, you must also provide all the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. In this regard, it appears to us that the limitations regarding the use of this measure appear to more closely relate to its use as of liquidity measure.

Response: The Company has significantly revised the disclosure regarding debt covenants and Adjusted EBITDA in response to the Staff’s comment. The Company has identified and presented the two material covenants, together with all of the components of the covenants (the Company intends to file an amendment to the Registration Statement which will include the necessary disclosure for the year ended December 31, 2005). The Company has provided the disclosures required by Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003 with respect to the presentation of Adjusted EBITDA as a debt covenant measure. In addition, the Company has significantly expanded its discussion of the use of Adjusted EBITDA as a performance measure to address all of the disclosures required by Item 10(e) of Regulation S-K and The Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. Please see pages 61, 62, and 63.

Contractual Obligations, page 55

37.	Include your interest commitments under your interest-bearing debt in your contractual obligation table on page 55, or provide textual discussion of obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: The Company has included additional disclosure in the contractual obligation table regarding its interest commitments under its senior secured notes, senior subordinated notes and senior secured credit facilities for the time periods stipulated in the table. Please see page 64.

Business, page 58

38.	Please disclose the information required by Item 101(c)(viii) of Regulation S-K.

Response: The Company has added disclosure regarding backlog on page 73.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

Industry Overview, page 58

39.	Please disclose the basis for the figures cited throughout this section.

Response: The Company has deleted the section in its entirety. Please see page 68.

Research and Development, page 63

40.	Please disclose the amount your company spent on research and development for each of the years ended December 31, 2003 and 2002. See Item 101(c)(xi) of Regulation S-K.

Response: The Company has added additional disclosure regarding its research and development expenditures for the years ended December 31, 2003 and 2002. Please see page 73.

Intellectual Property, page 65

41.	Please disclose when your material intellectual property rights will terminate.

Response: As disclosed in the section, the Company does not believe that any individual item in its intellectual property portfolio is material to its current business. Accordingly, the Company respectfully submits that additional disclosure regarding the termination dates relating to the Company’s intellectual property rights is not necessary. The Company notes, however, that it has disclosed that its license agreement with Pactiv regarding the right to continue to use Hefty Express® brand name will terminate in ten years.

Environmental Matters, page 65

42.	Please disclose the information required by Item 101(c)(xii) of Regulation S-K.

Response: The Company has added disclosure in response to this comment on page 76.

Legal Proceedings, page 66

43.	We note the disclosure in the second and third paragraphs. Please add risk factor disclosure regarding the risks arising from this litigation and quantify the damages sought.

Response: To date, no party in the Pactiv Corporation v. Dow Chemical Company litigation has made any claim for money damages. The Company does not believe that this litigation is likely to result in any material award of money damages against the Company, particularly given the fact that Pactiv is responsible for all costs and damages in such litigation to the extent such costs and damages relate to activities that occurred prior to the closing of the Acquisition, and has agreed to reimburse us up to a certain amount for the royalties that would be due under the Dow license agreement after the closing of the Acquisition if Dow ultimately prevails in this litigation. Accordingly, the Company respectfully submits that additional risk factor disclosure regarding the risks arising from this litigation is not necessary.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

Executive Compensation, page 69

44.	We note the disclosure under the headings “Pension Plan” on pages F-17 and F-43. Please provide the information required by Item 402(f) of Regulation S-K.

Response: The Company has added additional disclosure on page 84 in response to this comment.

Option Grants In Fiscal Year 2005, page 70

45.	Please clarify whether the options were issued at fair market value.

Response: The exercise price of the options, $13,000 per share, is greater than the fair market value of the common stock of Pregis Holding I, $10,000, the price per share paid by AEA Investors LP and its affiliates on October 12, 2005. The Company has added additional disclosure on page 81 to reflect this.

46.	Please explain in reasonable detail the valuation method you have elected to use with respect to calculating the values in each table.

Response: The Company submits that (1) the fair market value of the shares of common stock underlying the options was $10,000, the price per share paid by AEA Investors LP and its affiliates on October 12, 2005; (2) the exercise price of $13,000 was determined by the board of directors of Pregis Holding I as a motivation target for the Company’s management and employees; and (3) the calculation with respect to the 5% and 10% potential realizable value at assumed annual rates of stock price appreciation was calculated in accordance with the mathematical guidance described in Item 402(c)(2)(vi)(A) of Regulation S-K.

Employment Agreements, page 71

47.	Please file each employment and separation agreement discussed in this section as an exhibit to your registration statement.

Response: The Company has filed each employment and separation agreement discussed in this section as an exhibit to the Registration Statement. Please see exhibits 10.9, 10.10 and 10.15 through 10.21.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

2005 Stock Option Plan, page 72

48.	We note the disclosure in the first sentence of the second paragraph. Please clarify whether you have adopted the option plan.

Response: The Company has revised the disclosure to clarify that the 2005 Stock Option Plan was adopted on December 20, 2005. Please see page 83.

Security Ownership of Certain Beneficial Owners and Management, page 74

49.	We note the disclosure in the second sentence of the introductory paragraph. It appears that the acquisition has been consummated. Please revise in this section and throughout your document accordingly.

Response: The Company has revised the second sentence to delete the words “upon consummation of the Acquisition.” Please see page 85.

Certain Relationships and Related Transactions, page 75

50.	Please state whether you believe that the transaction described in this section is on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties.

Response: The Company has added the requested disclosure on page 86.

51.	Please identify the three directors who are investors in AEA Investors Funds.

Response: The Company has revised the disclosure as requested. Please see page 86.

Senior Secured Credit Facilities, page 76

52.	Please revise the second sentence of the introductory paragraph to remove the statement indicating that your summary is subject to and qualified by reference to the agreement, as it is inconsistent with Rule 411 of Regulation C.

Response: The Company has deleted the second sentence in its entirety. Please see page 87.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

The Exchange Offer, page 78

53.	Please apply the comments on this section set forth below to the section entitled “Summary of the Exchange Offer” on page 5 and to Exhibit 99.1.

Response: The Company has applied all of the Staff’s comments 54 to 60 to each of the section entitled “The Exchange Offer” beginning on page 89, the section entitled “Summary of the Exchange Offer” beginning on page 6 and Exhibit 99.1.

Terms of the Exchange Offer, page 78

54.	We note your reservation of the right to amend the terms of your exchange offer. Please revise to indicate that in the event of a material change in your exchange offer, including the waiver of a material condition, you will extend the exchange offer period if necessary so that at least five business days remain in your exchange offer following notice of the material change.

Response: The Company has added the following disclosure: “Notwithstanding the foregoing, in the event of a material change in the exchange offer, including our waiver of a material condition, we will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.” Please see page 90 of the Amendment. Please also see page 11 of Exhibit 99.1.

55.	We note that you will return accepted notes “as promptly as practicable.” Rule 14e-1(c) requires that you exchange or return the notes “promptly” upon expiration or termination of your exchange offer, as applicable. Please revise your language in this section and throughout your document accordingly. See, for example and without limitation, the last sentence of the last paragraph of this section and the seventh sentence of the last paragraph of the section entitled “Withdrawal Rights” on page 82.

Response: The Company has revised the disclosure in response to this comment. Please see page 90 (the last sentence of the section entitled “Terms of the Exchange Offer”), page 92 (the last sentence of the section entitled “Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer”) and page 93 (the seventh sentence of the last paragraph of the section entitled “Withdrawal Rights”) of the Amendment and page 6 (the last sentence of the carrying-over paragraph) and page 10 (the last sentence of the carrying-over paragraph) of Exhibit 99.1.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

56.	We note that you reserve the right to “delay accepting any outstanding notes.” Please clarify the circumstances in which you would delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of your exchange offer, so state.

Response: The Company has revised the disclosure as follows: “We expressly reserve the right, in our sole discretion: … to delay accepting any outstanding notes due to an extension of the exchange offer”. Please see page 89.

How to Tender Outstanding Notes for Exchange, page 79

57.	We note the disclosure in the third bullet point at the top of page 80. Please explain the circumstances under which you would treat note holders differently.

Response: The Company has revised the disclosure on page 91 in response to this comment. Please also see pages 10 and 12 of Exhibit 99.1.

Conditions to the Exchange Offer, page 82

58.	We note the disclosure in first sentence of the first paragraph. All conditions, except those related to the receipt of government regulatory approvals necessary to consummate your exchange offer, must be satisfied or waived at or before the expiration of your exchange offer, not merely before acceptance of the notes for exchange. Please revise accordingly.

Response: The Company has revised the disclosure as follows: “Notwithstanding any other provisions of this exchange offer, we are not required to accept the outstanding notes in the exchange offer or to issue the exchange notes, and we may terminate or amend the exchange offer, if at any time before the expiration of the exchange offer (x) that acceptance or issuance would violate any applicable law or any interpretations of the staff of the SEC, or (y) there is an action or proceeding instituted or threatened in any court or by any governmental agency that in our judgment would reasonably be expected to impair our ability to proceed with the exchange offer.” Please see pages 93 and 94.

59.	We note that one of the conditions to your exchange offer is that the acceptance or issuance of notes would not violate any applicable law or any interpretation of the staff of the SEC. Please confirm your understanding that these items are not regulatory approvals and, therefore, conditions relating to these items must be satisfied or waived prior to expiration of your exchange offer.

Response: The Company confirms that the condition that the acceptance or issuance of notes would not violate any applicable law or any interpretation of the staff of the SEC is not regulatory approval and, therefore, conditions relating to these items must be satisfied or waived prior to the expiration of the exchange offer. Please see page 93.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

60.	We note the disclosure in the second paragraph. You indicate that your failure to assert conditions will not mean that you have waived your right to do so. Please note that you may not implicitly waive a condition to your exchange offer by failing to assert it. If you decide to waive a condition, you must expressly announce the decision in a manner reasonably calculated to inform note holders of the waiver. Please confirm your understanding supplementally.

Response: The Company confirms that if it decides to waive a condition to the exchange offer, it will expressly announce the decision in a manner reasonably calculated to inform note holders of the waiver.

Description of Senior Secured Floating Rate Exchange Notes, page 85

Description of Senior Subordinated Exchange Notes, page 136

61.	Please revise the second paragraph to remove the implication that investors do not have rights relating to the description of the notes in your prospectus.

Response: The Company has revised the second paragraph on pages 97 and 148 in response to this comment.

Legal Matters, page 196

62.	Please identify counsel who will pass on the validity of the guarantees.

Response: The Company has identified counsel who will pass on the validity of the guarantees on page 209.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

Combined Statements of Financial Position, page F-4

63.	We note that you have an inventory valuation allowance balance recorded at each balance sheet date. Expand Management’s Discussion and Analysis to identify the nature of the inventory for which you have recorded a reserve and indicate the current status of this inventory (e.g., abandoned or sold). If this inventory is still on hand, we remind you that if you sell this inventory in future periods, your MD&A disclosure should reflect the impact the subsequent sales had on your gross margins and earnings.

Response: As noted by the Staff, the Company does maintain an obsolescence allowance related to its finished goods inventory, in order to reflect this inventory at net realizable value. In most cases, the allowance is established to address customer-specific issues (e.g. quality issues, excess quantities), and the related inventory is subsequently scrapped. The Company supplementally informs the Staff that when it does sell or scrap in a current period finished goods for which an allowance was established in a prior period, the impact to its current gross margins and earnings would not be material (less than 0.1% on an annual basis). Therefore, the Company does not believe that additional disclosure would be meaningful to investors.

Combined Statements of Cash Flows, page F-5

64.	With reference to your disclosures in Note 3 Related Party Transactions, help us to understand the appropriateness of your presentation of the cash flows associated with your Pactiv transactions. Provide supplementally and expand your disclosures to provide a comprehensive discussion of the activities included in Capital Distributions, net and Capital Contributions, net for each period presented. Identify whether these transactions were cash or noncash. Support your basis for including each activity net within Capital Contributions, net within financing activities.

Response: In response to the Staff’s comment, Note 3 (“Related Party Transactions”) has been revised as follows to present the details comprising the balances of capital contributions (distributions), net:

Capital contributions (distributions), net, as presented in the statements of cash flows and the statement of owner’s equity and other comprehensive income, include the following items:

	2004	2003	2002
Cash contributions	$4,417	$30,187	$21,914
Corporate allocations (a)	14,225	15,081	15,741
Intercompany settlements (b)	(24,861)	(33,848)	(31,778)
Capital contributions (distributions), net	(6,219)	11,420	5,877

(a)	Allocation of corporate overhead for the purposes of these financial statements.

(b)	Elimination of intercompany balances between the two U.S.-based entities of Pregis and Pactiv corporate.

Please see page F-12. The Company supplementally informs the Staff that with respect to the presentation of the corporate allocations in the statements of cash flows, the Company concluded that it would be appropriate to include them in the financing section since they were funded by

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

Pactiv. With respect to the presentation of the intercompany settlements, since receivables from Pactiv corporate are not paid and payables to Pactiv corporate are forgiven, the Company concluded that presentation in the financing section was appropriate to reflect the deemed distributions and contributions necessary to settle the receivables and payables, respectively.

65.	We note that your accounts receivable, affiliates increased 50% over the prior period. Please clarify the nature of transactions included in this account as well as your accounts payable, affiliates account and your basis for including the changes in these accounts within cash flows from operating activities within your statements of cash flows.

Response: For the periods presented, the accounts receivable, affiliate and accounts payable, affiliate balances primarily reflect intercompany balances between Pactiv and the non-U.S.-based entities of Pregis, which were not otherwise settled through the capital accounts like the U.S.-based balances were. These accounts are used for intercompany sales, purchases and other operating activity between these entities. The Company supplementally informs the Staff that in response to their comment, it became apparent that the 2003 and 2002 accounts receivable, affiliate balances as shown in the Statements of Financial Position were understated by $15,780 and $10,193, respectively, due to the inclusion of two intercompany loans that were erroneously mapped to the accounts receivable, affiliate lines in the financial statement roll-up. This misclassification was corrected in the 2004 year-end balance as presented, with the comparable amount of $20,694 being properly reported within short-term debt, affiliates. The Company has corrected this misclassification in the Statements of Financial Position and Statements of Cash Flows included within the Amendment. The accounts receivable, affiliate and accounts payable, affiliate balances are presented in the Statement of Cash Flows as operating activities given the operating nature of the activities comprising these balances.

Note 2. Summary of Accounting Policies – Goodwill and Intangibles, net, page F-9

66.	We note that in determining the fair value of tangible assets, you obtain appraisals from independent valuation firms. Please revise to identify the independent valuation firms and provide their consents in the Form S-4 as required by Section 436(b) of Regulation C. Otherwise delete your reference to these firms.

Response: The Company has deleted the reference to “independent valuation firms” on page F-9.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

Note 12. Commitments and Contingencies – Legal Matters, page F-21

67.	You indicate that the actual outcomes may be different than expected and could have a material effect on the company’s results of operations or cash flows in a particular period. Reconcile this disclosure to your disclosure on page 66 which indicates that lawsuits, proceedings, and actions are not expected, individually or in the aggregate, to have a material adverse effect on your financial conditions or results of operations.

Response: The Company has revised the disclosure previously on page 66 to conform with the disclosure contained on page F-21. Please see page 76.

Note 13. Segment and Geographic Information, page F-22

68.	You disclose that you operate in four segments, one of which is Protective packaging. However, we note that your Protective packaging segment includes your Hexacomb product line, which is a specialized product that has a dedicated sales staff and separate President that oversees operations. Please tell us the factors used to identify the Company’s reportable segments and explain why you believe that Hexacomb is not a separate reportable segment pursuant to paragraphs 10-17 of SFAS No. 131. See also paragraph 26 of SFAS 131.

Response: As noted by the Staff, the Company currently discloses four operating segments, which were determined on the basis of the types of products produced by each segment. As currently defined, each of the Company’s segments – Protective Packaging, Flexibles, Hospital Supplies, and Foodservice – produces unique product offerings targeted at different end users.

As noted by the Staff, the Company’s Protective Packaging segment includes the Hexacomb product line, which has a separate President and dedicated sales staff. However, in accordance with SFAS No. 131, the Company has chosen to aggregate the Hexacomb product line with the rest of the protective packaging product lines to present one Protective Packaging operating segment, on the basis of their similar economic characteristics and similarities relative to the areas identified in paragraph 17 of SFAS No. 131. For instance, both the Hexacomb product line and the rest of the protective packaging product lines are similarly affected by the performance of the manufacturing economy and the cost of energy. As such, they have both historically generated similar gross profit margins.

Additionally, the Hexacomb product line is similar to the other protective packaging product lines in each of the following areas outlined in paragraph 17 of SFAS No. 131:

The nature of the product – The Hexacomb product line and the other protective packaging product lines are all plastic and/or paper based engineered products that provide protective packaging for industrial applications. The Hexacomb product line is used for cushioning, blocking and bracing, which is consistent with the uses of a number of the other protective packaging product lines.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

The nature of the production processes – Both Hexacomb and the other protective packaging product lines utilize similar manufacturing processes. The basic raw materials are plastic and paper, which represent the largest component of product costs. Most of the products produced go through a multiple step (3-6) conversion process to be complete and ready for the warehouse and/or shipping to the customers. In one of the Company’s plants, a Hexacomb manufacturing line and another protective packaging manufacturing line are managed by the same plant management.

The type of customers for their products – Both focus on customers in the general industrial and furniture manufacturing markets; however certain other protective packaging product lines are also marketed to other end users as well.

The methods used to distribute the products – All of the protective packaging product lines, including the Hexacomb product line, are distributed through distributors and fabricators, as well as to direct end users. Some of the Company’s distributors distribute both Hexacomb and other protective packaging products.

On the basis of these similarities, the Company has concluded that its Hexacomb product line meets the aggregation criteria set forth in paragraph 17 and should be included along with other similar product lines in the Protective Packaging reporting segment.

Note 18. Combining Financial Information of Guarantor Subsidiaries, page F-27

69.	Your disclosure regarding your guarantor subsidiaries indicates that they are wholly-owned subsidiaries. Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be “100% owned” by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosure to clarify whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

Response: The disclosure has been revised to indicate that all of the guarantor subsidiaries are 100% owned by the Company. Please see page F-27.

Item 20. Indemnification of Directors and Officers, page II-1

70.	We note that you have provided the required disclosure for your company and one guarantor, Pregis Holding II Corporation. You must provide the required disclosure for each co-registrant. Please revise accordingly.

Response: The Company has provided the required disclosure for each co-registrant. Please see page II-1.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

Item 21. Exhibits and Financial Statement Schedules, page II-1

71.	Please file as promptly as practicable each of the exhibits required by Item 601 of Regulation S-K, in particular Exhibit 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Response: The Company has filed all of the exhibits required by Item 601 of Regulation S-K, including Exhibit 5.1.

Item 22. Undertakings, page II-3

72.	Please delete the undertaking set forth in paragraph (6), as you are not permitted to incorporate by reference into your prospectus.

Response: The Company has deleted the undertaking previously set forth in paragraph (6). Please see page II-5.

73.	Please delete the undertaking set forth in paragraph (5), as this undertaking does not apply to your offering.

Response: The Company has deleted the undertaking previously set forth in paragraph (5). Please see page II-5.

Fried, Frank, Harris, Shriver & Jacobson LLP

February 14, 2006

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt
Michael A. Levitt

cc:	Vincent P. Langone (Pregis Corporation)

Kevin J. Corcoran (Pregis Corporation)